DATED: March 11, 2014

FIRST AMENDED SCHEDULE A

TO THE

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

J O HAMBRO CAPITAL MANAGEMENT LIMITED

Name of Fund	Compensation*

JOHCM International Select Fund	Annual rate of 0.89 % of the average daily net assets of the Fund.

JOHCM Emerging Markets Opportunities Fund	Annual rate of 1.05 % of the average daily net assets of the Fund.

JOHCM Global Equity Fund	Annual rate of 0.95 % of the average daily net assets of the Fund.

JOHCM International Small Cap Equity Fund	Annual rate of 1.05 % of the average daily net assets of the Fund.

JOHCM Asia Ex-Japan Fund	Annual rate of 1.09% of the average daily net assets of the Fund.

Advisers Investment Trust

By: /s/Dina A. Tantra

Name: Dina A. Tantra

Title: President

J O Hambro Capital Management Limited

By: /s/ M. Helen Vaughan

Name: M. Helen Vaughan

J O Hambro Capital Management Limited

By: /s/ Andrew Rice

Name: Andrew Rice

*	All fees are computed daily and paid monthly.